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                                                                      EXHIBIT 3


CONTACT:  Brian P. McDermott
          President & C.E.O.
          818/993-4212

          Robert D. Olsen               John G. Danhakl
          Chief Financial Officer       Leonard Green & Partners, L.P.
          818/993-4212                  213/253-1435

                             FOR IMMEDIATE RELEASE
                             ---------------------

          LESLIE'S POOLMART ANNOUNCES AGREEMENT ON MERGER TRANSACTION

   CHATSWORTH, California, (February 27, 1997), LESLIE'S POOLMART (NASDAQ -
LESL) announced that its Board of Directors has approved an Agreement and Plan of Merger pursuant to the previously announced offer to acquire the Company for $14.50 per share in cash.

   The merger transaction is being led by Hancock Park Associates and Leonard Green & Partners. Certain members of the Company's Board of Directors and officers will retain a portion of their stockholdings in the surviving corporation, although a substantial amount of their shares will be acquired in the transaction along with, and at the same price as, all other outstanding shares. The transaction also contemplates that a portion of the equity financing will be provided by Occidental Petroleum, one of whose officers is a member of Leslie's Board of Directors.

   The Board of Directors acted after receiving a recommendation from the Special Committee of Directors previously established to consider the transaction. In arriving at its decision, the Committee evaluated a number of factors, including the likelihood that the transaction will be consummated. The Board and Special Committee received fairness opinions from Donaldson, Lufkin & Jenrette Securities Corporation and Dillon, Read & Co.

   Completion of the transaction is subject to the satisfaction of a number of conditions, including approval by the Company's shareholders, compliance with certain regulatory requirements and the completion of financing. The Company intends to hold a special meeting of its shareholders to approve the transaction within the next three months.

   Brian McDermott, President and Chief Executive Officer of Leslie's Poolmart stated, "We believe the Special Committee has engaged in a careful review of the proposal, and we are pleased that the Board has determined to proceed with a transaction designed to bring significant value to our shareholders."

   Hancock Park Associates is an investment partnership whose general partners are Michael J. Fourticq and Brian P. McDermott, the Chairman and the CEO of Leslie's, respectively.

   Leonard Green & Partners, L.P. is a Los Angeles-based private merchant banking firm that specializes in purchases of established companies. LGP has completed a number of transactions involving retail companies and manages in excess of $500 million of private equity capital.

   Founded in 1963, Leslie's Poolmart is the country's leading specialty retailer of swimming pool supplies and related products. During 1997, the Company will market its products through approximately 280 retail stores in 27 states and a nationwide mail order catalog.